FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612, St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press Release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Press Release dated August 8, 2006 (Quebecor inc.)

2.	Extract of the Consolidated Financial Statements of Quebecor inc. and Quebecor Media Inc. and its Subsidiaries for the period ended June 30, 2006;

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 6-Month Period ended June 30, 2006.

August 8, 2006

For immediate release

QUEBECOR INC. REPORTS SECOND QUARTER 2006 RESULTS

Highlights of second quarter 2006

➢	Quebecor Media: revenues up $71.9 million to $743.0 million, operating income up $14.0 million to 207.8 million and net income up 67.2% to $59.2 million in the second quarter of 2006.
➢	Quebecor World Inc.’s revenues down US$38.9 million to US$1.45 billion and operating income down US$36.3 million to US$124.6 million.
➢

Videotron Ltd. customer growth in second quarter of 2006: +56,200 for cable telephone service, +28,800 for cable Internet access, +33,000 for illico Digital TV, +1,200 for all cable television services (i.e. net increase for analog service and illico Digital TV combined).

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Mr. Wes Lucas appointed President and Chief Executive Officer of Quebecor World. Five-point transformation plan announced: 1) Create the highest value for customers; 2) Build high-performance teams; 3) Implement a continuous improvement program; 4) Complete the retooling program, and 5) Improve financial flexibility.

Montréal, Québec - Quebecor Inc.’s revenues totalled $2.35 billion in the second quarter of 2006, down $156.4 million (–6.2%) from the same period of 2005. A $71.9 million increase in Quebecor Media’s revenues only partially offset a $226.1 million decrease at Quebecor World, which was mainly due to the impact of the conversion of its revenues into Canadian dollars (estimated at $180.0 million1), as well as continuing pricing pressures in North America and Europe and volume decreases in some business groups. Operating income totalled $347.7 million in the second quarter of 2006, a $47.4 million (-12.0%) decrease. Quebecor Media’s operating income was up $14.0 million to $207.8 million. The increase only partially offset a $60.4 million (US$36.3 million) decrease in Quebecor World’s operating income to $139.9 million (US$124.6 million).

“Once again, significant increases in Videotron’s results, driven by strong customer growth for its digital cable television, Internet access and telephone services, helped boost Quebecor Media’s results in the second quarter of 2006,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Videotron posted the highest customer growth rates of any major Canadian cable provider

1 The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.12 in the second quarter of 2006, compared with US$1.00 = $1.24 in the same period of 2005, producing an unfavourable foreign exchange variance estimated at $180.0 million in the second quarter of 2006.

in the 12-month period ended June 30, 2006. Meanwhile, the transition period required for Quebecor World to complete its retooling programs continued. Quebecor World’s revenues and operating income were again negatively impacted by challenging conditions in print media markets as well as temporary inefficiencies and volume reductions caused by the installation of new presses. The impact was accentuated by the unfavourable effect of the conversion of Quebecor World’s results into Canadian dollars. Under the leadership of its new President and Chief Executive Officer, Wes Lucas, Quebecor World is continuing implementation of its long-term strategic plan, which includes the largest retooling program ever undertaken by Quebecor World in North America and Europe, as well as a number of restructuring initiatives, specifically in the Book and Magazine groups.”

Quebecor’s net income totalled $13.8 million ($0.21 per basic share) in the second quarter of 2006, compared with $56.2 million ($0.87 per basic share) in the same period of 2005. The $42.4 million decrease was mainly due to the recording of an $11.8 million loss on re-measurement of exchangeable debentures (an unrealized gain of $56.1 million in the second quarter of 2005) and a $47.4 million decrease in operating income. These factors were partially offset by a $56.3 million reduction in the income tax expense.

Excluding unusual items, i.e. the reserve for restructuring, impairment of assets and other special charges, the unrealized loss on re-measurement of debentures and the gain on sales of businesses, all net of income tax and non-controlling interest, Quebecor’s net income from continuing operations was $29.9 million in the second quarter of 2006 ($0.47 per basic share), compared with $27.1 million ($0.42 per basic share) in the same period of 2005, an increase of $2.8 million ($0.05 per basic share). In the second quarter of 2006, Quebecor’s net income includes the favourable impact, estimated at $9.0 million, net of the non-controlling interest, of the tax rate reduction introduced by the Canadian federal government and the elimination of the Part I.3 large corporations tax.

Quebecor Media’s net income grew by $23.8 million (67.2%) from $35.4 million in the second quarter of 2005 to $59.2 million in the second quarter of 2006. The increase was mainly due to the rise in operating income, a reduction in financial expenses and a decrease in the income tax expense. Excluding unusual items, i.e. the reserve for restructuring, impairment of assets and other special charges, and the gain on sales of businesses, all net of income tax, Quebecor Media generated net income from continuing operations of $63.9 million in the second quarter of 2006, compared with $35.5 million in the same period of 2005, an increase of $28.4 million (80.0%). The estimated impact on Quebecor Media of tax reductions introduced by the Canadian federal government totalled $12.0 million in the second quarter, net of non-controlling interest of this subsidiary.

Quebecor World recorded a net loss of US$14.7 million in the second quarter of 2006, compared with US$7.6 million in the same period of 2005. The negative variance of US$7.1 million was mainly due to the decrease in operating income.

Year-to-date

In the first half of 2006, Quebecor recorded revenues of $4.72 billion, a decrease of $286.9 million (-5.7%). A $145.9 million increase in Quebecor Media’s revenues only partially offset a $431.5 million decrease at Quebecor World, which was mainly due to the impact of the conversion of its revenues into

Canadian dollars (estimated at $280.0 million2), as well as continuing pricing pressures in North America and Europe and volume decreases in some groups.

Year-to-date operating income was down $100.4 million (-13.4%) to $651.0 million. At Quebecor Media, operating income was up $22.6 million to $367.4 million. The increase only partially offset a $123.0 million (US$80.4 million) reduction in Quebecor World’s operating income to $283.9 million (US$249.2 million) in the first half of 2006.

Quebecor recorded a net loss of $46.9 million ($0.73 per basic share) in the first half of 2006, compared with net income of $32.6 million ($0.50 per basic share) in the same period of 2005. The unfavourable variance of $79.5 million was caused primarily by the impact of the recording in the first quarter of 2006 of a $331.6 million loss on debt refinancing in connection with the refinancing of almost the entirety of Quebecor Media’s Notes. This refinancing enables Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates. The unfavourable variance was also due to the $100.4 million decrease in operating income. These factors were partially offset by a $34.9 million reduction in financial expenses, a $177.8 million favourable variance in the income tax expense, and a $97.4 million decrease in non-controlling interest due primarily to the decrease in Quebecor Media’s net income.

Excluding unusual items, i.e. the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, the loss on debt refinancing and gains (losses) on sales of businesses, all net of income tax and non-controlling interest, Quebecor’s net income from continuing operations was $47.6 million in the first half of 2006 ($0.75 per basic share), compared with $43.4 million ($0.67 per basic share) in the same period of 2005, an increase of $4.2 million ($0.08 per basic share).

Quebecor Media recorded a net loss of $119.2 million in the first half of 2006, compared with net income of $48.2 million in the same period of 2005. The unfavourable variance of $167.4 million was essentially due to the loss on debt refinancing. Excluding unusual items, i.e. the reserve for restructuring, impairment of assets and other special charges, the loss on debt refinancing and gains (losses) on sales of businesses, all net of income tax, Quebecor Media generated net income of $97.0 million in the first half of 2006, just under twice the net income of $48.3 million registered in the same period of 2005.

Quebecor World’s net loss increased by US$19.6 million from US$1.1 million in the first half of 2005 to US$20.7 million in the first half of 2006 mainly as a result of the decrease in operating income, which was partially offset by improvements in amortization, the reserve for restructuring and the income tax expense.

Dividend

2 The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.14 in the first half of 2006, compared with US$1.00 = $1.23 in the same period of 2005, producing an unfavourable foreign exchange variance estimated at $280.0 million in the first half of 2006.

On August 8, 2006, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 19, 2006 to shareholders of record at the close of business on August 25, 2006.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the second quarter of 2006, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Conference call for investors and Webcast

Quebecor Inc. will hold a conference call to discuss its second quarter 2006 results on Tuesday, August 8, 2006, at 4:45 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 2358731#. A tape recording of the call will be available from August 8 through September 8, 2006, by dialling 1 877 293-8133, access code 327916#. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to important known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials and equipment), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section of the Management Discussion and Analysis for the year ended December 31, 2005, updated information found in the Company’s quarterly Management Discussion and Analysis, and the “Risk Factors” section of the Company’s 2005 Annual Information Form.

The forward-looking statements in this press release reflect the Company’s expectations as of August 8, 2006 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language general-interest television network in Québec, a number of specialty channels, and the English-language general-interest station Sun TV; Canoe Inc., operator of a network of English-and French-language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 877-5117	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 886-7665 (cell) lavoie.luc@quebecor.com

SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

In the second quarter of 2006,   Quebecor World’s  revenues  amounted  to   US$1.45 billion,   a US$38.9  million (-2.6%) decrease. Excluding the unfavourable impact of the fluctuation of currencies other than the U.S. dollar (US$20.7 million), revenues decreased by 4.0% in the second quarter of 2006, mainly because of continuing pricing pressures in North America and Europe, and lower volumes in some business groups.

Operating income was down US$36.3 million (-22.6%) to US$124.6 million in the second quarter of 2006, essentially as a result of the revenue decrease, as well as temporary operational inefficiencies caused by the installation and start-up of new presses, and higher energy costs.

The cost of goods sold decreased by 0.6% in the second quarter of 2006 compared with the same period of the previous year, mainly because of reduced sales volume and lower labour costs. Operating margin declined to 16.0% in the second quarter of 2006, compared with 17.7% in the same period of 2005.

Selling, general and administrative expenses and securitization fees increased by US$4.3 million (4.1%) to US$108.0 million in the second quarter of 2006. Excluding the impact of currency translation, these expenses increased by US$1.5 million, mainly as a result of higher implicit interest rates related to securitization programs, which were partially offset by headcount reductions, which had the effect of reducing payroll costs.

Quebecor World recorded net reserves for restructuring of US$31.4 million in the second quarter of 2006. During the quarter, Quebecor World continued its restructuring initiatives and approved the closure of its facilities in Kingsport, Tennessee; Red Bank, Ohio; and Strasbourg, France, as well as other work-force reductions across its manufacturing platform. US$26.2 million of restructuring charges related to the above initiatives remain to be recorded, mainly in 2006 when the liabilities related to the initiatives will have been contracted. As of June 30, 2006, 661 positions had been eliminated as a result of restructuring initiatives approved in 2006 with another 1,039 to come by the end of 2006.

Free cash flows from operations totalled US$26.6 million in the second quarter of 2006, compared with US$117.8 million in the same quarter of 2005. The US$91.2 million decrease was mainly due to the unfavourable impact of the US$36.3 million decrease in operating income and the US$34.9 million decrease in funds generated by non-cash balances related to operations, combined with a US$13.5 million increase in additions to property, plant and equipment.

On a year-to-date basis, Quebecor World’s revenues were down US$122.4 million (-4.0%) to US$2.92 billion. Operating income was down US$80.4 million (-24.4%) to US$249.2 million, essentially because of sustained pricing pressures in North America and Europe, lower volumes in some business groups, temporary operational inefficiencies caused by the installation and start-up of new presses, and higher energy costs. The impact of these unfavourable factors was partially offset by savings from cost-containment measures and headcount reductions.

Stated in Canadian dollars, Quebecor World’s revenues were $1.63 billion in the second quarter of 2006, a $226.1 million (-12.2%) decrease. Operating income totalled $139.9 million, a decrease of $60.4 million (-30.2%) from the same period of 2005. Year-to-date revenues decreased by $431.5 million (-11.5%) to $3.32 billion in 2006 and year-to-date operating income decreased by $123.0 million (-30.2%) to $283.9 million. The decreases in revenues and operating income stated in U.S. dollars were strongly amplified by the effect of currency translation into Canadian dollars.

2006 outlook

For the remainder of 2006, Quebecor World anticipates its operations will continue to be affected by negative market conditions, temporary inefficiencies from its retooling program, and previously announced volume reductions. While Quebecor World continues to make progress in replacing this volume, many of these new agreements will only come into force in the latter half of 2006 and in 2007. Quebecor World is addressing these challenges by focusing on executing its strategy with speed and determination. Quebecor World’s transformation plan focuses on five key areas. (1) Build the capability to create the highest value for Quebecor World’s customers by providing differentiated, superior-value products and services in order to be the customers’ complete print solution partner; (2) Develop Quebecor World’s people to be the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams; (3) Implement a continuous improvement program to build superior execution capabilities producing the most efficient, most dependable, and highest quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation; (4) Complete Quebecor World’s retooling program, which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital; (5) Take the appropriate financing actions to improve Quebecor World’s financial flexibility and reduce interest costs by strengthening the balance sheet. However, as this is a long-term process and as Quebecor World anticipates additional start-up related inefficiencies in upcoming quarters associated with the retooling plan, the full effect of the restructuring and improvement efforts will only be realized over time.

Financing

Quebecor World redeemed its 8,000,000 Series 4 Redeemable First Preferred Shares at an aggregate cost of US$175.9 million in the second quarter of 2006, using its revolving credit facility.

Quebecor Media Inc.

Quebecor Media’s revenues increased by $71.9 million (10.7%) to $743.0 million and its operating income by $14.0 million (7.2%) to $207.8 million in the second quarter of 2006.

In the second quarter of 2006, Quebecor Media recorded a reserve for restructuring of operations, impairment of assets and other special charges in the amount of $8.1 million, including a $7.8 million reserve for restructuring in the Newspapers segment in connection with two capital projects, the acquisition of new presses and restructuring of news production operations.

Quebecor Media’s year-to-date revenues totalled $1.44 billion in 2006, a $145.9 million (11.3%) increase, and operating income rose $22.6 million (6.6%) to $367.4 million.

Cable segment

The Cable segment generated revenues of $314.3 million in the second quarter of 2006, compared with $260.2 million in the same quarter of 2005. The $54.1 million (20.8%) increase was mainly due to customer growth. The segment generated total operating income of $121.9 million, a $20.2 million (19.9%) increase, mainly because of the higher revenues, which were partially offset by increases in some operating costs as a result of customer growth.

Videotron grew its customer base by the following numbers during the second quarter of 2006:

➢	56,200 more customers for cable telephone service (26,900 in 2005)

➢	28,800 for cable Internet access (18,000 in 2005)

➢	33,000 for illico Digital TV (25,800 in 2005)

➢	1,200 for all cable television services, i.e. net increase for analog service and illico Digital TV (11,900 decrease in 2005).

Videotron’s monthly ARPU (“average revenue per user”) increased by $9.31 (18.3%) to $60.17 in the second quarter of 2006, compared with $50.86 in the same quarter of 2005.

The Cable segment generated free cash flows from operations of $63.8 million in the second quarter of 2006, compared with $62.2 million in the same quarter of 2005, a $1.6 million increase due mainly to the increase in cash flows from operating activities, including the positive impact of the increase in operating income, which was partially offset by a $37.8 million increase in additions to property, plant and equipment resulting from investment in network modernization and the cable telephony project.

On a year-to-date basis, the Cable segment generated revenues of $615.9 million in 2006, a $104.4 million (20.4%) increase. The segment’s operating income rose by $38.9 million (19.4%) to $239.7 million.

Newspapers segment

The Newspapers segment’s revenues rose by $1.4 million (0.6%) to $240.9 million in the second quarter of 2006. Advertising revenues grew 1.3%, mainly as a result of increases at the free dailies and the community newspapers. Distribution, commercial printing and other revenues increased by 3.3%.

Circulation revenues decreased by 3.9%. The free dailies 24 HEURESMC in Montréal, 24 HOURSTM in Toronto and Vancouver 24 HOURSTM in Vancouver increased their revenues by 73.8% in comparison with the second quarter of 2005.

Operating income decreased by $1.5 million (-2.4%) to $60.2 million in the second quarter of 2006. The higher revenues did not entirely offset higher operating costs, including paper, printing and distribution expenses. Higher costs for the project to acquire new printing presses and increases in some other costs due to the labour dispute at the Journal de Montréal contributed to the increase in costs. Labour costs were stable in comparison with the same quarter of 2005 because of the savings generated by the strike at the Journal de Montréal and the reversal of surplus reserves. The combined operating losses of the free dailies decreased by 43.6%.

The Newspapers segment generated negative free cash flows from operations of $1.4 million in the second quarter of 2006, compared with positive free cash flows from operations of $34.0 million in the same quarter of 2005, an unfavourable variance of $35.4 million. The decrease was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers.

In the first half of 2006, the Newspapers segment’s revenues amounted to $460.6 million, an $8.5 million (1.9%) increase. Operating income decreased $6.1 million (-5.9%) to $97.3 million.

Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec is on schedule. The first press will be in operation soon. Plans call for the other two presses to be commissioned by the end of 2006. Construction of the building and the mailroom is almost completed.

On June 20, 2006, Sun Media Corporation announced a $7.0 million capital investment to improve the quality of content in its newspaper operations, introduce new technologies and streamline production of newsgathering. The project will eliminate 120 positions across the country.

Broadcasting segment

The Broadcasting segment recorded revenues of $103.5 million in the second quarter of 2006, a $0.6 million (-0.6%) decrease. Revenues from broadcasting operations grew by $2.8 million (3.5%), mainly because of higher subscription revenues from the Mystère and ARGENT specialty channels and increased revenues from advertising, Video on Demand and commercial production. These increases were partially offset by a decrease in revenues from the TVAchats channel. Distribution revenues declined by $3.7 million, primarily as a result of decreased revenues from theatrical and video releases of films, as well as lower television revenues. Publishing revenues increased by $0.7 million, mainly because of increases in advertising and other revenues, which were partially offset by lower newsstand sales.

The Broadcasting segment’s operating income decreased by $5.8 million (-23.6%) to $18.8 million in the second quarter of 2006. Operating income from broadcasting operations decreased by $2.3 million, mainly because of an increase in the operating loss of Sun TV and increased operating expenses at the TVA Network, including content-related costs. Distribution operations generated a $1.3 million operating loss, a negative variance of $1.9 million in comparison with the same period of the previous year due primarily to the performance of the theatrical release of the film Slither and the video release of the film

Good Night and Good Luck, which were weaker than those of the films C.R.A.Z.Y. and White Noise in the second quarter of 2005. Finally, publishing operations generated $1.2 million in operating income, a $1.5 million decrease due mainly to increased spending on content, advertising and marketing for the weekly magazines in response to more aggressive competition. On a year-to-date basis, the Broadcasting segment’s revenues decreased by $6.4 million (-3.2%) to $194.4 million and its operating income by $13.0 million (-41.4%) to $18.4 million in 2006.

Other segments of Quebecor Media Inc.

The results of the Leisure and Entertainment, Interactive Technologies and Communications, and Internet/Portals segments are reported in the attached summary financial statements. Second quarter 2006 highlights include:

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Leisure and Entertainment: Revenues up $14.1 million (26.8%) to $66.7 million; operating loss of $0.5 million, an unfavourable variance of $3.4 million. The increase in revenues reflects the acquisition of Sogides ltée at the end of 2005 and a 5.8% increase in the revenues of Archambault Group Inc. The drop in operating income was caused primarily by a decline in the Books segment’s operating results. Archambault Group’s operating income improved, mainly as a result of higher distribution revenues and lower administrative costs, which were partially offset by the operating losses of Groupe Archambault France, which began operations in May 2005. In the first half of 2006, the Leisure and Entertainment segment’s revenues totalled $137.5 million, an increase of $35.7 million (35.1%). Operating income decreased by $4.4 million (-89.8%) to $0.5 million.

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Interactive Technologies and Communications: Revenues up $0.9 million (5.1%) to $18.7 million due to the recruitment of new customers and increased sales to existing customers. These positive factors were partially offset by the unfavourable impact of currency translation. The segment’s operating income was stable at $1.5 million in the second quarter of 2006. On July 11, 2006, Nurun announced the acquisition of Crazy Labs Webs Solutions, S.L., an interactive communications agency based in Madrid, Spain. On a year-to-date basis, revenues were up $3.4 million (10.2%) to $36.7 million and operating income was up $0.8 million (36.4%) to $3.0 million.

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Internet/Portals: Revenues up $3.5 million (28.2%) to $15.9 million; operating income up $1.1 million (50.0%) to $3.3 million, mainly because of the increase in revenues, which was partially offset by the operating loss of the new micasa.ca site and increases in some operating costs. Canoe’s year-to-date revenues totalled $31.6 million, an increase of $8.1 million (34.5%) from the same period of 2005, and year-to-date operating income was $7.2 million, a $2.8 million (63.6%) increase.

Financing

On July 15, 2006, Quebecor Media purchased the balance of its outstanding Senior Notes, which bore interest at 11 1/8% and 13 3/4%, for a total cash consideration of $39.3 million. In connection with this repurchase, a $6.7 million loss on settlement of debt, net of income tax, will be recognized in the third quarter of 2006.

Definitions

Operating income

In its analysis of operating results, the Company defines operating income (loss), as reconciled to net income (loss) under Canadian Generally Accepted Accounting Principles (“GAAP”), as net income (loss) before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain (loss) on re-measurement of exchangeable debentures, gain (loss) on sales of businesses, loss on debt refinancing, income taxes, dividends on Preferred Shares of a subsidiary, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Management and Board of Directors use this measure in evaluating the Company’s consolidated results as well as results of the Company’s operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of the Company and of its subsidiaries. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. When operating income is reported, a table reconciling it with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis.

Free cash flows from operations

The Company uses free cash flows from operations as a measure of liquidity. Free cash flows from operations represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations are considered to be an important indicator of our liquidity and is used by the Company’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. This measure is unaffected by the capital structure of its segments. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When the Company discusses free cash flows from operations in the Management Discussion and Analysis, it provides a reconciliation to the most directly comparable Canadian GAAP financial measure in the same section.

Average monthly revenue per user

Average monthly revenue per user, or ARPU, is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of connected customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data) (unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

REVENUES

Printing	$1,629.4	$1,855.5	$3,324.0	$3,755.5
Cable	314.3	260.2	615.9	511.5
Newspapers	240.9	239.5	460.6	452.1
Broadcasting	103.5	104.1	194.4	200.8
Leisure and Entertainment	66.7	52.6	137.5	101.8
Interactive Technologies and Communications	18.7	17.8	36.7	33.3
Internet/Portals	15.9	12.4	31.6	23.5
Head office and inter-segment	(40.5)	(36.8)	(79.6)	(70.5)

	2,348.9	2,505.3	4,721.1	5,008.0

Cost of sales and selling and administrative expenses	(2,001.2)	(2,110.2)	(4,070.1)	(4,256.6)
Amortization	(147.0)	(151.1)	(296.0)	(304.1)
Financial expenses	(109.9)	(118.5)	(203.2)	(238.1)
Reserve for restructuring of operations, impairment of assets and other special charges	(43.1)	(39.4)	(68.4)	(79.7)
(Loss) gain on re-measurement of exchangeable debentures	(11.8)	56.1	41.5	22.5
Gain (loss) on sale of businesses	1.5	0.1	(1.1)	0.1
Loss on debt refinancing	-	-	(331.6)	-

INCOME (LOSS) BEFORE INCOME TAXES	37.4	142.3	(207.8)	152.1

Income taxes:
Current	9.0	19.3	(12.6)	35.1
Future	(18.9)	27.1	(109.1)	21.0

	(9.9)	46.4	(121.7)	56.1

	47.3	95.9	(86.1)	96.0
Dividends on preferred shares of subsidiaries, net of income taxes	(8.4)	(12.1)	(21.3)	(24.3)
Non-controlling interest	(24.8)	(24.4)	61.3	(36.1)

INCOME (LOSS) FROM CONTINUING OPERATIONS	14.1	59.4	(46.1)	35.6
Loss from discontinued operations	(0.3)	(3.2)	(0.8)	(3.0)

NET INCOME (LOSS)	$13.8	$56.2	$(46.9)	$32.6

EARNINGS PER SHARE
Basic
From continuing operations	$0.22	$0.92	$(0.72)	$0.55
Net income (loss)	0.21	0.87	(0.73)	0.50
Diluted
From continuing operations	0.22	0.92	(0.72)	0.55
Net income (loss)	0.21	0.87	(0.73)	0.50

Weighted average number of shares outstanding (in millions)	64.3	64.6	64.3	64.6

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, (loss) gain on re-measurement of exchangeable debentures, gain (loss) on sale of businesses and loss on debt refinancing

Printing	$139.9	$200.3	$283.9	$406.9
Cable	121.9	101.7	239.7	200.8
Newspapers	60.2	61.7	97.3	103.4
Broadcasting	18.8	24.6	18.4	31.4
Leisure and Entertainment	(0.5)	2.9	0.5	4.9
Interactive Technologies and Communications	1.5	1.5	3.0	2.2
Internet/Portals	3.3	2.2	7.2	4.4
General corporate expenses (revenues)	2.6	0.2	1.0	(2.6)

	$347.7	$395.1	$651.0	$751.4

Amortization
Printing	$83.1	$95.3	$167.3	$193.4
Cable	47.2	43.6	97.0	86.6
Newspapers	9.4	6.4	17.9	12.8
Broadcasting	3.6	3.6	7.2	7.0
Leisure and Entertainment	2.3	1.0	4.0	2.0
Interactive Technologies and Communications	0.4	0.4	0.8	0.8
Internet/Portals	0.2	0.2	0.4	0.4
Head Office	0.8	0.6	1.4	1.1

	$147.0	$151.1	$296.0	$304.1

Additions to property, plant and equipment
Printing	$97.8	$90.9	$154.6	$158.2
Cable	82.6	44.8	141.9	81.3
Newspapers	43.1	4.3	73.7	6.9
Broadcasting	1.9	2.7	3.6	6.9
Leisure and Entertainment	0.6	1.1	1.3	2.8
Interactive Technologies and Communications	0.2	0.4	0.5	0.9
Internet/Portals	0.4	0.2	0.6	0.2
Head office	1.6	0.9	2.2	3.7

	$228.2	$145.3	$378.4	$260.9

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Balance at beginning of period	$1,221.6	$1,209.1	$1,285.5	$1,235.3

Net income (loss)	13.8	56.2	(46.9)	32.6

	1,235.4	1,265.3	1,238.6	1,267.9

Dividends	(3.2)	(3.2)	(6.4)	(5.8)
Excess of purchase price over carrying value of Class B Subordinate Shares acquired	-	(3.7)	-	(3.7)

Balance at end of period	$1,232.2	$1,258.4	$1,232.2	$1,258.4

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Cash flows related to operations
Income (loss) from continuing operations	$14.1	$59.4	$(46.1)	$35.6
Adjustments for:
Amortization of property, plant and equipment	144.5	149.1	291.6	300.4
Amortization of deferred charges and other assets	2.5	2.0	4.4	3.7
Amortization of deferred financing costs and long-term debt discount	2.4	16.3	7.4	32.5
Amortization of deferred client incentives	6.8	8.1	13.8	15.5
Impairment of assets and non-cash portion of restructuring	3.8	19.8	11.2	50.1
Loss on ineffective portion of derivative instruments and on foreign currency translation of financial instruments	1.8	2.3	0.3	3.1
Loss (gain) on revaluation of the Additional Amount payable	4.8	3.5	(3.4)	5.3
Loss (gain) on sale of other assets	2.1	(4.5)	2.4	(5.3)
Loss (gain) on re-measurement of exchangeable debentures	11.8	(56.1)	(41.5)	(22.5)
Loss on debt refinancing	-	-	331.6	-
Repayment of accrued interest on Senior Discount Notes	-	-	(191.3)	-
Future income taxes	(18.9)	27.1	(109.1)	21.0
Non-controlling interest	24.8	24.4	(61.3)	36.1
Other	0.3	2.7	6.7	5.8

	200.8	254.1	216.7	481.3
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	90.4	137.7	(106.4)	(167.2)

Cash flows used in continuing operations	291.2	391.8	110.3	314.1
Cash flows provided by discontinued operations	-	0.3	0.4	3.1

Cash flows provided by operations	291.2	392.1	110.7	317.2

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(4.3)	(2.9)	4.7	13.8
Issuance of long-term debt, net of financing fees	285.4	-	1,791.0	-
Net borrowings (repayments) under revolving bank facilities	127.0	(78.6)	33.9	(43.1)
Repayments of long-term debt and unwinding of hedging contracts	(493.8)	(5.7)	(1,623.2)	(9.5)
Net reduction (increase) in prepayments under cross-currency swap agreements	-	-	21.6	(0.1)
Issuance of capital stock by subsidiaries	2.6	2.2	4.6	14.4
Repurchase of Class B Subordinate Shares	-	(5.0)	-	(5.0)
Dividends	(3.2)	(3.2)	(6.4)	(5.8)
Dividends paid to non-controlling shareholders	(15.3)	(18.6)	(57.6)	(37.1)
Other	0.1	(1.2)	(1.0)	(2.7)

Cash flows (used in) provided by financing activities	(101.5)	(113.0)	167.6	(75.1)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.5)	(59.2)	(6.4)	(73.2)
Proceeds from disposal of business, net of cash and cash equivalents	-	1.2	31.5	5.3
Additions to property, plant and equipment	(228.2)	(145.3)	(378.4)	(260.9)
Net proceeds from disposal of derivatives instruments	-	-	-	85.7
Net decrease in temporary investments	40.5	44.2	40.5	99.6
Increase in restricted cash and cash equivalents and temporary investments held in trust	(11.3)	(0.1)	(11.3)	(29.7)
Proceeds from disposal of assets	(4.4)	4.6	5.7	9.3
Other	(0.9)	(0.8)	(1.7)	(1.2)

Cash flows used in investing activities	(207.8)	(155.4)	(320.1)	(165.1)

Net (decrease) increase in cash and cash equivalents	(18.1)	123.7	(41.8)	77.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(19.6)	21.4	(14.1)	31.4
Cash and cash equivalents at beginning of period	78.3	109.1	96.5	145.8

Cash and cash equivalents at end of period	$40.6	$254.2	$40.6	$254.2

Cash and cash equivalents consist of
Cash	$19.2	$19.0	$19.2	$19.0
Cash equivalents	21.4	235.2	21.4	235.2

	$40.6	$254.2	$40.6	$254.2

Cash interest payments	$76.0	$34.6	$403.2	$204.8
Cash income tax payments (net of refunds)	14.6	32.0	61.7	74.7

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31

	2006	2005

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$40.6	$96.5
Cash and cash equivalents and temporary investments held in trust	10.6	10.9
Temporary investments	0.1	40.6
Accounts receivable	839.9	916.0
Income taxes	46.4	12.8
Inventories and investments in televisual products and movies	558.9	579.3
Prepaid expenses	70.0	48.7
Future income taxes	130.0	138.7

	1,696.5	1,843.5

PROPERTY, PLANT AND EQUIPMENT	4,331.0	4,318.0
FUTURE INCOME TAXES	65.6	57.6
RESTRICTED CASH AND CASH EQUIVALENTS	48.1	38.4
OTHER ASSETS (including investments with a market value of $151.8 million ($223.4 million in 2005))	849.7	824.8
GOODWILL	6,504.4	6,598.4

	$13,495.3	$13,680.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$18.3	$13.6
Accounts payable, accrued charges and deferred revenue	1,779.9	1,807.7
Income taxes	47.5	90.2
Dividend payable to non-controlling shareholders	-	27.2
Future income taxes	2.0	2.0
Additional Amount payable	108.1	111.5
Current portion of long-term debt	61.4	17.6

	2,017.2	2,069.8

LONG-TERM DEBT	5,072.6	4,687.7
EXCHANGEABLE DEBENTURES	289.9	405.4
CONVERTIBLE NOTES	130.1	134.3
OTHER LIABILITIES	1,232.5	1,070.4
FUTURE INCOME TAXES	602.8	723.4
NON-CONTROLLING INTEREST	2,796.7	3,138.0

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,232.2	1,285.5
Translation adjustment	(225.3)	(180.4)

	1,353.5	1,451.7

	$13,495.3	$13,680.7

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

REVENUES

Cable	$314.3	$260.2	$615.9	$511.5
Newspapers	240.9	239.5	460.6	452.1
Broadcasting	103.5	104.1	194.4	200.8
Leisure and Entertainment	66.7	52.6	137.5	101.8
Interactive Technologies and Communications	18.7	17.8	36.7	33.3
Internet/Portals	15.9	12.4	31.6	23.5
Head office and inter-segment	(17.0)	(15.5)	(35.0)	(27.2)

	743.0	671.1	1,441.7	1,295.8

Cost of sales and selling and administrative expenses	(535.2)	(477.3)	(1,074.3)	(951.0)
Amortization	(63.5)	(55.7)	(128.1)	(110.3)
Financial expenses	(62.0)	(70.9)	(114.3)	(145.6)
Reserve for restructuring of operations	(8.1)	-	(7.7)	-
Loss on debt refinancing	-	-	(331.6)	-
Other	1.5	0.1	1.5	0.1

INCOME (LOSS) BEFORE INCOME TAXES	75.7	67.3	(212.8)	89.0
Income taxes:
Current	1.7	8.8	2.6	12.2
Future	7.4	14.7	(102.1)	18.8

	9.1	23.5	(99.5)	31.0

	66.6	43.8	(113.3)	58.0
Non-controlling interest	(7.4)	(8.4)	(5.9)	(9.8)

NET INCOME (LOSS)	$59.2	$35.4	$(119.2)	$48.2

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Income before amortization, financial expenses, reserve for restructuring of operations, loss on debt refinancing and other

Cable	$121.9	$101.7	$239.7	$200.8
Newspapers	60.2	61.7	97.3	103.4
Broadcasting	18.8	24.6	18.4	31.4
Leisure and Entertainment	(0.5)	2.9	0.5	4.9
Interactive Technologies and Communications	1.5	1.5	3.0	2.2
Internet/Portals	3.3	2.2	7.2	4.4
General corporate expenses (revenues)	2.6	(0.8)	1.3	(2.3)

	$207.8	$193.8	$367.4	$344.8

Amortization
Cable	$47.2	$43.6	$97.0	$86.6
Newspapers	9.4	6.4	17.9	12.8
Broadcasting	3.6	3.6	7.2	7.0
Leisure and Entertainment	2.3	1.0	4.0	2.0
Interactive Technologies and Communications	0.4	0.4	0.8	0.8
Internet/Portals	0.2	0.2	0.4	0.4
Head Office	0.4	0.5	0.8	0.7

	$63.5	$55.7	$128.1	$110.3

Additions to property, plant and equipment
Cable	$82.6	$44.8	$141.9	$81.3
Newspapers	43.1	4.3	73.7	6.9
Broadcasting	1.9	2.7	3.6	6.9
Leisure and Entertainment	0.6	1.1	1.3	2.8
Interactive Technologies and Communications	0.2	0.4	0.5	0.9
Internet/Portals	0.4	0.2	0.6	0.2
Head Office	-	0.3	0.3	1.8

	$128.8	$53.8	$221.9	$100.8

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Deficit at beginning of period	$2,726.5	$2,521.8	$2,538.1	$2,529.6

Net (income) loss	(59.2)	(35.4)	119.2	(48.2)

	2,667.3	2,486.4	2,657.3	2,481.4

Dividends	-	5.0	10.0	10.0

Deficit at end of period	$2,667.3	$2,491.4	$2,667.3	$2,491.4

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

Cash flows related to operations
Net income (loss)	$59.2	$35.4	$(119.2)	$48.2
Adjustments for:
Amortization of property, plant and equipment	60.8	53.7	123.5	106.8
Amortization of deferred charges and of other assets	2.7	2.0	4.6	3.5
Amortization of deferred financing costs and long-term debt discount	1.4	15.4	5.3	30.7
Loss on ineffective portion of derivative instruments and on foreign currency translation on financial instruments	5.6	(1.3)	8.7	1.5
Loss (gain) on revaluation of the Additional Amount payable	4.8	3.5	(3.4)	5.3
Loss on debt refinancing	-	-	331.6	-
Repayment of accrued interest on Senior Discount Notes	-	-	(191.3)	-
(Gain) loss on disposal of businesses, plant, property and equipment and other assets	(1.6)	0.1	(1.6)	0.1
Non-controlling interest	7.4	8.4	5.9	9.8
Future income taxes	7.4	14.7	(102.1)	18.8
Other	0.9	(0.4)	1.1	(0.3)

	148.6	131.5	63.1	224.4
Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	19.6	30.5	(85.5)	(87.1)

Cash flows provided by (used in) operations	168.2	162.0	(22.4)	137.3

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(5.9)	(2.4)	4.0	13.7
Issuance of long-term debt, net of financing fees	(0.6)	-	1,169.2	-
Net (repayments) borrowings under revolving bank facilities	(75.7)	(9.5)	166.7	(4.8)
Repayment of long-term debt and unwinding of hedging contracts	(5.2)	(0.8)	(1,134.5)	(1.7)
Net reduction (increase) in prepayments under cross-currency swap agreements	-	-	21.6	(0.1)
Dividends and reduction of Common Shares paid-up capital	(10.0)	(5.0)	(80.0)	(10.0)
Dividends paid to non-controlling shareholders	(1.1)	(1.3)	(2.0)	(2.6)
Other	0.2	(1.3)	(0.8)	(2.8)

Cash flows (used in) provided by financing activities	(98.3)	(20.3)	144.2	(8.3)

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(3.5)	(3.5)	(6.3)	(9.6)
Proceeds from disposal of businesses, net of cash and cash equivalents	-	0.5	-	4.3
Additions to property, plant and equipment	(128.8)	(53.8)	(221.9)	(100.8)
Net decrease in temporary investments	40.5	44.2	40.5	99.6
Proceeds from disposal of assets	0.2	2.6	0.7	2.8
Other	(1.0)	(0.5)	(1.7)	(1.3)

Cash flows used in investing activities	(92.6)	(10.5)	(188.7)	(5.0)

Net (decrease) increase in cash and cash equivalents	(22.7)	131.2	(66.9)	124.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	(0.1)	(0.2)	(0.1)
Cash and cash equivalents at beginning of period	53.3	101.6	97.4	108.8

Cash and cash equivalents at end of period	$30.3	$232.7	$30.3	$232.7

Cash and cash equivalents consist of
Cash	$10.5	$-	$10.5	$-
Cash equivalents	19.8	232.7	19.8	232.7

	$30.3	$232.7	$30.3	$232.7

Cash interest payments	$44.8	$5.3	$332.4	$117.7
Cash income tax payments (net of refunds)	$3.1	$7.0	$7.8	$22.7

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	June 30	December 31

	2006	2005

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$30.3	$97.4
Temporary investments	0.1	40.6
Accounts receivable	388.4	415.7
Income taxes	8.9	9.3
Amounts receivable from parent company and companies under common control	20.0	15.6
Inventories and investments in televisual products and movies	145.9	155.5
Prepaid expenses	32.0	22.4
Future income taxes	88.2	98.7

	713.8	855.2

PROPERTY, PLANT AND EQUIPMENT	1,726.7	1,631.5
FUTURE INCOME TAXES	56.4	57.5
OTHER ASSETS	267.3	259.4
GOODWILL	3,871.5	3,871.9

	$6,635.7	$6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$16.7	$12.7
Accounts payable and accrued charges	487.6	608.8
Deferred revenue	166.1	155.2
Income taxes	7.1	13.4
Dividends payable	-	60.0
Additionnal Amount payable	108.1	111.5
Current portion of long-term debt	55.6	2.7

	841.2	964.3

LONG-TERM DEBT	2,769.7	2,530.5
OTHER LIABILITIES	451.6	359.3
FUTURE INCOME TAXES	113.7	227.0
NON-CONTROLLING INTEREST	148.6	144.3

SHAREHOLDERS’ EQUITY
Capital stock	1,763.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,667.3)	(2,538.1)
Translation adjustment	(2.3)	(2.3)

	2,310.9	2,450.1

	$6,635.7	$6,675.5

4

Supplementary Disclosure

Quarter / 6-Month Period
Ended June 30, 2006

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact Mark D’Souza, Vice President, Finance, at (514) 380-1912 or Jean-François Pruneau, Treasurer, at (514) 380-4144

QUEBECOR MEDIA INC.

Supplementary Disclosure June 30, 2006 Debt Schedule

		(in millions)

Quebecor Media
Revolving Credit Facility due 2011 (Availability: $100)		-
Term Loan A due 2011		$121.9
Term Loan B due 2013		389.7
7 3/4% Senior Notes due 2016		586.0
11 1/8% Senior Notes / 13 3/4% Senior Discount Notes due 2011		36.2

		1,133.7

Videotron
Revolving Credit Facility due 2009 (Availability: $450)		179.0
6 7/8% Senior Notes due 2014		737.4
6 3/8% Senior Notes due 2015		194.4

		1,110.9

Sun Media
Revolving Credit Facility due 2008 (Availability: $75)		-
Term Loan B due 2009		220.5
Term Loan C due 2009		39.3
7 5/8% Senior Notes due 2013		225.9

		485.7

TVA		95.0

Other		16.7

Total Quebecor Media		$2,842.0

Additional Amount Payable		108.1
Cross-Currency Derivative Instruments (FX Rate Differential) (1)		315.0

Cash-on-Hand
Quebecor Media		30.4
Videotron	$0.1
Sun Media	1.0
Quebecor Media Parent	(23.2)
Other (subsidiaries not 100% owned)	52.5

		$30.4

(1)	Classified under “Other assets” or “Other liabilities” in Quebecor Media’s financial statements

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CABLE

Supplementary Disclosure June 30, 2006 Operating Results

	2006		2005

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Homes Passed (‘000)	2,439	2,426	2,419	2,412	2,402
Basic Customers (‘000)	1,521	1,520	1,506	1,472	1,443
Basic Penetration	62.4%	62.7%	62.3%	61.0%	60.1%
Extended Tier Customers (‘000)	1,264	1,265	1,250	1,214	1,185
Extended Tier Penetration	83.1%	83.2%	83.0%	82.5%	82.1%
Digital Set-Top Boxes (‘000)	628	586	538	474	420
Digital Customers (‘000)	545	512	475	425	381
Digital Penetration	35.9%	33.7%	31.5%	28.9%	26.4%
Cable Modem Customers (‘000)	711	682	638	588	548
Cable Modem Penetration	46.7%	44.9%	42.4%	39.9%	38.0%
Telephony Customers (‘000)	283	227	163	96	42
Telephony Penetration	18.6%	14.9%	10.8%	6.5%	2.9%

	2nd Quarter			YTD

	2006	2005	VAR	2006	2005	VAR

(in millions)
Revenues	$314.3	$260.2	20.8%	$615.9	$511.5	20.4%
Cable Television	167.6	153.0	9.5%	331.8	302.5	9.7%
Internet	83.0	66.0	25.8%	161.6	129.3	25.0%
Business Solution	18.7	19.1	-2.1%	37.4	38.3	-2.3%
Telephony	24.0	2.5	n.m.	42.3	2.8	n.m.
Other	21.0	19.6	7.1%	42.8	38.6	10.9%

EBITDA	$121.9	$101.7	19.9%	$239.7	$200.8	19.4%
EBITDA Margin (%)	38.8%	39.1%		38.9%	39.3%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipement	$32.5	$23.9		$57.2	$40.2
Scalable Infrastructure	15.1	6.7		27.8	15.7
Line Extensions	9.1	3.5		14.2	7.6
Upgrade / Rebuild	12.6	4.3		19.7	7.6
Support Capital	12.9	5.5		21.8	8.7

Total - NCTA Classification	$82.1	$44.0	86.6%	$140.6	$79.9	76.0%
Other	1.5	0.9		2.8	1.7

Total - Capital Expenditures	$83.6	$44.9	86.2%	$143.4	$81.6	75.7%

2-Way Capability	98%	97%		98%	97%
Cable Television ARPU	$36.72	$35.13		$36.44	$34.70
Total ARPU	$60.17	$50.86		$58.83	$49.85

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NEWSPAPERS

Supplementary Disclosure June 30, 2006 Operating Results

	2nd Quarter			YTD

	2006	2005	VAR	2006	2005	VAR

Linage (‘000)
Urban Dailies	45,965	46,201	-0.5%	87,601	86,009	1.9%

(in millions)

Revenues	$240.9	$239.5	0.6%	$460.6	$452.1	1.9%
Advertising	174.5	172.3	1.3%	330.4	319.5	3.4%
Circulation	39.6	41.2	-3.9%	79.8	82.9	-3.7%
Other	26.8	26.0	3.1%	50.4	49.7	1.4%

Urban Dailies (1)	$169.5	$170.3	-0.5%	$327.0	$324.0	0.9%
Community Newspapers (1)	71.4	69.2	3.2%	133.7	128.1	4.4%

EBITDA	$60.2	$61.7	-2.4%	$97.3	$103.4	-5.9%
EBITDA Margin (%)	25.0%	25.8%		21.1%	22.9%

Change in Newsprint Expense			4.8%			5.9%

(1)	Excluding transactions between Urban Dailies and Community Newspapers

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure June 30, 2006 Shares Held in Subsidiaries

	Number of Shares Owned		% Equity		% Voting

TVA	12,227,271		45.2%		99.9%

Canoë	651	(1)	92.5	% (2)	100.0	% (2)

Nurun (3)	19,076,605		57.7%		57.7%

(1)	Excluding 104 shares that are held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

(3)	Excluding 500,000 shares held by Quebecor World

/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Senior Director, Corporate Secretariat and Assistant Corporate Secretary

Date: August 8, 2006